GLEN Y. SATO

+1 650 843 5502

gsato@cooley.com

July 19, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Suzanne Hayes
Christina Thomas
Mary Beth Breslin

RE:	Eiger BioPharmaceuticals, Inc.
Registration Statement on Form S-3
Filed June 17, 2016
File No. 333-212114

Ladies and Gentlemen:

On behalf of Eiger BioPharmaceuticals, Inc. (the “Company”), we are submitting this letter and the following information in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter, dated July 14, 2016, regarding the Company’s Form S-3 Registration Statement (the “Registration Statement”) filed June 17, 2016. We are also electronically submitting Amendment No. 1 to the Registration Statement on Form S-3 (the “Amended Registration Statement”), which has been amended in response to the Staff’s comments.

Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement.

General

1.	Please be advised that we will not be in a position to accelerate the effective date of this registration statement until we resolve any issues concerning your pending confidential treatment request.

Response: The Company respectfully acknowledges the Staff’s comment.

Sales Prospectus Cover Page

2.	Please revise to clarify that Cantor Fitzgerald “is,” rather than “may be deemed” an underwriter.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and on page 14 of the sales agreement prospectus.

COOLEY LLP 3175 HANOVER STREET PALO ALTO, CA 94304-1130

T: (650) 843-5000 F: (650) 849-7400 COOLEY.COM

July 19, 2016

Page Two

Plan of Distribution, page 14

3.	Your disclosure of the plan of distribution of the securities covered by the prospectus supplement included in this registration statement states that sales may be made to or through a market maker. It further states that “Cantor Fitzgerald may also sell our common stock by any other method permitted by law, including in privately negotiated transactions.” Please tell us whether sales made to or through a market maker or sales made in privately-negotiated transactions satisfy the “at the market offering” definition under Rule 415. If any sales method does not constitute a sales method that is deemed to be an “at the market offering” as defined in Rule 415 or if any material information with respect to a particular offering has been omitted, please confirm that you will file an additional prospectus supplement at the time of such sales or tell us why such additional filing would not be necessary.

Response: The Company respectfully acknowledges the Staff’s comment. We have revised the disclosure on the cover page and on page 14 of the sales agreement prospectus to provide that sales may be made only in an “at the market offering” as defined in Rule 415(a)(4) of the Securities Act, as amended. We hereby confirm that if we make any sales pursuant to a sales method that does not constitute a sales method that is deemed to be an “at the market offering” as defined in Rule 415(a)(4) or if any material information with respect to a particular offering has been omitted, we will file an additional prospectus supplement at the time of such sales.

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Please contact me at (650) 843-5502 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Glen Y. Sato

Glen Y. Sato

cc:	David Cory, Eiger BioPharmaceuticals, Inc.
Jim Welch, Eiger BioPharmaceuticals, Inc.
Mike Tenta, Cooley LLP
Peter Mandel, Cooley LLP

COOLEY LLP 3175 HANOVER STREET PALO ALTO, CA 94304-1130

T: (650) 843-5000 F: (650) 849-7400 COOLEY.COM